Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Third Quarter 2020
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 3Q 2020	Actual Results YTD 2020	Guidance as of September 30, 2020 4Q 2020
GAAP Metrics			
Net income/(loss) attributable to UDR, Inc.	-$25,258	$37,734	--
Net income/(loss) attributable to common stockholders	-$26,309	$34,555	--
Income/(loss) per weighted average common share, diluted	-$0.09	$0.12	$0.17 to $0.19
Per Share Metrics			
FFO per common share and unit, diluted	$0.42	$1.46	$0.47 to $0.49
FFO as Adjusted per common share and unit, diluted	$0.50	$1.55	$0.48 to $0.50
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.45	$1.43	$0.43 to $0.45
Dividend declared per share and unit	$0.36	$1.08	$0.36
Combined Same-Store Operating Metrics [2]			
Combined Revenue growth (Cash basis) [3]	-5.9%	-1.7%	(5.00%) to (6.00%)
Combined Revenue growth (Straight-line basis) [3]	-3.3%	-0.7%	(4.00%) to (5.00%)
Combined Expense growth	4.2%	3.1%	3.25% to 4.25%
Combined NOI growth (Cash basis) [3]	-10.0%	-3.6%	(8.50%) to (10.00%)
Combined NOI growth (Straight-line basis) [3]	-6.4%	-2.3%	(7.50%) to (9.00%)
Combined Physical Occupancy	95.5%	96.3%	--

Property Metrics	Homes	Communities	% of Total NOI
Combined Same-Store [2]	43,877	139	83.4%
Acquired JV Same-Store Portfolio [2]	(3,619)	(11)	-6.8%
UDR Same-Store	40,258	128	76.6%
Stabilized, Non-Mature	2,480	6	4.1%
Acquired JV Same-Store Portfolio [2]	3,619	11	6.8%
Redevelopment	652	2	1.0%
Development, completed	147	-	0.0%
Non-Residential / Other	N/A	N/A	7.2%
Joint Venture [4]	3,130	14	4.3%
Total completed homes	50,286	161	100%
Sold and Held for Disposition	332	1	-
Under Development	1,031	4	-
Total Quarter-end homes [4][5]	51,649	166	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	3Q 2020	3Q 2019
Consolidated Interest Coverage Ratio	4.8x	4.8x
Consolidated Fixed Charge Coverage Ratio	4.7x	4.7x
Consolidated Debt as a percentage of Total Assets	35.0%	31.0%
Consolidated Net Debt-to-EBITDAre	6.5x	5.5x



345 Harrison, Boston, MA

3Q 2020 Combined Same-Store Additions



The Residences at Pacific City, Orange County, CA

(1) See Attachment 16 for definitions and other terms.

(2) Amounts include the Acquired JV Same-Store Portfolio Communities as if these communities were 100% owned by UDR during all periods presented. These communities were stabilized as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. Because these communities became wholly owned by UDR in 2019 (the 11 communities and 3,619 homes were previously owned by UDR unconsolidated JVs), they are not included in the UDR Same-Store Communities. These 11 communities will be eligible to join the UDR Same-Store Communities on January 1, 2021.

(3) See Attachment 16(A) for definitions and reconciliations.

(4) Joint venture NOI is based on UDR's share. Homes and communities at 100%.

(5) Excludes 3,017 homes that are part of the Developer Capital Program as described in Attachment 12(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
REVENUES:				
Rental income [2]	$ 308,845	$ 289,008	$ 934,920	$ 835,393
Joint venture management and other fees	1,199	6,386	3,861	11,982
Total revenues	310,044	295,394	938,781	847,375
OPERATING EXPENSES:				
Property operating and maintenance	53,385	46,869	151,585	131,702
Real estate taxes and insurance	44,328	38,490	134,485	110,624
Property management	8,879	8,309	26,879	24,018
Other operating expenses	5,543	2,751	16,609	11,132
Real estate depreciation and amortization	151,949	127,391	462,481	357,793
General and administrative	11,958	12,197	37,907	37,002
Casualty-related charges/(recoveries), net	-	(1,088)	1,353	(842)
Other depreciation and amortization	3,887	1,619	7,939	4,953
Total operating expenses	279,929	236,538	839,238	676,382
Gain/(loss) on sale of real estate owned	-	-	61,303	5,282
Operating income	30,115	58,856	160,846	176,275
Income/(loss) from unconsolidated entities [2]	2,940	12,713	14,328	19,387
Interest expense	(37,728)	(36,240)	(115,642)	(104,199)
Cost associated with debt extinguishment and other	(24,540)	(6,283)	(24,540)	(6,283)
Total interest expense	(62,268)	(42,523)	(140,182)	(110,482)
Interest income and other income/(expense), net	2,183	1,875	7,304	12,998
Income/(loss) before income taxes	(27,030)	30,921	42,296	98,178
Tax (provision)/benefit, net	(187)	(1,499)	(1,877)	(3,836)
Net Income/(loss)	(27,217)	29,422	40,419	94,342
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership	1,990	(2,162)	(2,614)	(6,871)
Net (income)/loss attributable to noncontrolling interests	(31)	(56)	(71)	(145)
Net income/(loss) attributable to UDR, Inc.	(25,258)	27,204	37,734	87,326
Distributions to preferred stockholders - Series E (Convertible)	(1,051)	(1,031)	(3,179)	(3,073)
Net income/(loss) attributable to common stockholders	$ (26,309)	$ 26,173	$ 34,555	$ 84,253
Income/(loss) per weighted average common share - basic:	($0.09)	$0.09	$0.12	$0.30
Income/(loss) per weighted average common share - diluted:	($0.09)	$0.09	$0.12	$0.30
Common distributions declared per share	$0.3600	$0.3425	$1.0800	$1.0275
Weighted average number of common shares outstanding - basic	294,713	288,706	294,627	282,598
Weighted average number of common shares outstanding - diluted	295,003	289,529	294,938	283,292

(1) See Attachment 16 for definitions and other terms.

(2) During the three months ended September 30, 2020, UDR collected 96.1% of billed residential revenue and 89.4% of billed retail revenue. Of the 3.9% and 10.6% not collected, UDR reserved (reflected as a reduction to revenues) approximately 1.3% or $4.0 million for residential, including $0.3 million for UDR's share from unconsolidated joint ventures, and 9.1% or $0.8 million, including straight-line rent receivables and $0.1 million for UDR's share from unconsolidated joint ventures, for retail. The reserves are based on probability of collection.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended September 30,		Nine Months Ended September 30,	
	2020	2019	2020	2019
Net income/(loss) attributable to common stockholders	$ (26,309)	$ 26,173	$ 34,555	$ 84,253
Real estate depreciation and amortization	151,949	127,391	462,481	357,793
Noncontrolling interests	(1,959)	2,218	2,685	7,016
Real estate depreciation and amortization on unconsolidated joint ventures	8,738	14,615	26,299	45,500
Net gain on the sale of unconsolidated depreciable property	-	(5,259)	-	(10,510)
Net gain on the sale of depreciable real estate owned	-	-	(61,303)	-
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 132,419	$ 165,138	$ 464,717	$ 484,052
Distributions to preferred stockholders - Series E (Convertible) [2]	1,051	1,031	3,179	3,073
FFO attributable to common stockholders and unitholders, diluted	$ 133,470	$ 166,169	$ 467,896	$ 487,125
FFO per weighted average common share and unit, basic	$ 0.42	$ 0.53	$ 1.47	$ 1.58
FFO per weighted average common share and unit, diluted	$ 0.42	$ 0.53	$ 1.46	$ 1.57
Weighted average number of common shares and OP/DownREIT Units outstanding - basic	317,034	310,917	316,939	305,666
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted	320,242	314,751	320,210	309,371
Impact of adjustments to FFO:				
Cost associated with debt extinguishment and other	$ 24,540	$ 6,283	$ 24,540	$ 6,283
Promoted interest on settlement of note receivable, net of tax	-	-	-	(6,482)
Legal and other costs	1,570	-	3,914	3,660
Net gain on the sale of non-depreciable real estate owned	-	-	-	(5,282)
Unrealized (gain)/loss on unconsolidated technology investments, net of tax	155	(3,144)	(3,147)	(3,373)
Joint venture development success fee	-	(3,750)	-	(3,750)
Severance costs and other restructuring expense	254	274	1,896	274
Casualty-related charges/(recoveries), net	74	(1,088)	1,722	(827)
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	-	(651)	31	(424)
	$ 26,593	$ (2,076)	$ 28,956	$ (9,921)
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 160,063	$ 164,093	$ 496,852	$ 477,204
FFO as Adjusted per weighted average common share and unit, diluted	$ 0.50	$ 0.52	$ 1.55	$ 1.54
Recurring capital expenditures	(17,397)	(13,177)	(39,110)	(33,145)
AFFO attributable to common stockholders and unitholders, diluted	$ 142,666	$ 150,916	$ 457,742	$ 444,059
AFFO per weighted average common share and unit, diluted	$ 0.45	$ 0.48	$ 1.43	$ 1.44

(1) See Attachment 16 for definitions and other terms.

(2) Series E preferred shares are dilutive for purposes of calculating FFO per share for the three and nine months ended September 30, 2020 and September 30, 2019. Consequently, distributions to Series E preferred stockholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [(1)]

In thousands, except share and per share amounts		September 30, 2020		December 31, 2019
ASSETS				
Real estate owned:				
Real estate held for investment	$	12,533,801	$	12,532,324
Less: accumulated depreciation		(4,467,108)		(4,131,330)
Real estate held for investment, net		8,066,693		8,400,994
Real estate under development				
(net of accumulated depreciation of $510 and $23)		197,313		69,754
Real estate held for disposition				
(net of accumulated depreciation of $45,153 and $0)		84,243		-
Total real estate owned, net of accumulated depreciation		8,348,249		8,470,748
Cash and cash equivalents		927		8,106
Restricted cash		23,273		25,185
Notes receivable, net		156,996		153,650
Investment in and advances to unconsolidated joint ventures, net		646,355		588,262
Operating lease right-of-use assets		201,754		204,225
Other assets		173,834		186,296
Total assets	$	9,551,388	$	9,636,472
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	933,087	$	1,149,441
Unsecured debt		3,984,559		3,558,083
Operating lease liabilities		196,346		198,558
Real estate taxes payable		49,239		29,445
Accrued interest payable		30,606		45,199
Security deposits and prepaid rent		46,861		48,353
Distributions payable		115,055		109,382
Accounts payable, accrued expenses, and other liabilities		102,197		90,032
Total liabilities		5,457,950		5,228,493
Redeemable noncontrolling interests in the OP and DownREIT Partnership		759,986		1,018,665
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,695,363 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,780,994 shares at December 31, 2019)		44,764		46,200
14,442,737 shares of Series F outstanding (14,691,274 shares				
at December 31, 2019)		1		1
Common stock, $0.01 par value; 350,000,000 shares authorized				
294,479,942 shares issued and outstanding (294,588,305 shares at December 31, 2019)		2,945		2,946
Additional paid-in capital		5,776,267		5,781,975
Distributions in excess of net income		(2,500,827)		(2,462,132)
Accumulated other comprehensive income/(loss), net		(10,494)		(10,448)
Total stockholders' equity		3,312,656		3,358,542
Noncontrolling interests		20,796		30,772
Total equity		3,333,452		3,389,314
Total liabilities and equity	$	9,551,388	$	9,636,472

(1) See Attachment 16 for definitions and other terms.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	September 30, 2020	December 31, 2019
Common shares	294,221,525	294,340,740
Restricted shares	258,417	247,565
Total common shares	294,479,942	294,588,305
Restricted unit and common stock equivalents	77,790	766,926
Operating and DownREIT Partnership units	20,562,221	20,061,283
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	2,918,127	3,010,843
Total common shares, OP/DownREIT units, and common stock equivalents	319,789,751	320,179,028

Weighted Average Number of Shares Outstanding	3Q 2020	3Q 2019
Weighted average number of common shares and OP/DownREIT units outstanding - basic	317,033,933	310,917,284
Weighted average number of OP/DownREIT units outstanding	(22,320,726)	(22,210,886)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	294,713,207	288,706,398
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	320,242,031	314,750,616
Weighted average number of OP/DownREIT units outstanding	(22,320,726)	(22,210,886)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,918,127)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	295,003,178	289,528,887

	Year-to-Date 2020	Year-to-Date 2019
Weighted average number of common shares and OP/DownREIT units outstanding - basic	316,938,796	305,667,140
Weighted average number of OP/DownREIT units outstanding	(22,311,783)	(23,068,376)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	294,627,013	282,598,764
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	320,210,090	309,371,460
Weighted average number of OP/DownREIT units outstanding	(22,311,783)	(23,068,376)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(2,960,424)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	294,937,883	283,292,241

(1) See Attachment 16 for definitions and other terms.
(2) At September 30, 2020 and December 31, 2019 there were 2,695,363 and 2,780,994 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 2,918,127 and 3,010,843 shares of common stock if converted (after adjusting for the special dividend paid in 2008).
(3) Series E cumulative convertible preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three and nine months ended September 30, 2020 and September 30, 2019.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance		% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 892,291		18.2%	3.36%	7.1
	Floating	27,000		0.5%	0.77%	11.5
	Combined	919,291		18.7%	3.28%	7.2
Unsecured	Fixed	3,713,750	(3)	75.5%	3.29%	8.2
	Floating	287,086		5.8%	0.44%	0.5
	Combined	4,000,836		81.3%	3.08%	7.7
Total Debt	Fixed	4,606,041		93.7%	3.30%	8.0
	Floating	314,086		6.3%	0.47%	1.5
	Combined	4,920,127		100.0%	3.12%	7.6
	Total Non-Cash Adjustments [4]	(2,481)				
	Total per Balance Sheet	$ 4,917,646			3.01%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt [5]	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2020	$ 655	$ -	$ 230,000	$ 230,655	4.7%	0.31%
2021	2,680	-	-	2,680	0.1%	3.93%
2022	2,788	-	22,086	24,874	0.5%	1.30%
2023	65,038	350,000	-	415,038	8.4%	2.65%
2024	95,280	198,750	-	294,030	6.0%	3.81%
2025	173,189	300,000	-	473,189	9.6%	4.22%
2026	51,070	300,000	-	351,070	7.1%	3.00%
2027	1,111	300,000	-	301,111	6.1%	3.50%
2028	122,466	300,000	-	422,466	8.6%	3.67%
2029	144,584	300,000	-	444,584	9.0%	3.89%
Thereafter	260,430	1,700,000	-	1,960,430	39.9%	2.88%
	919,291	3,748,750	252,086	4,920,127	100.0%	3.12%
Total Non-Cash Adjustments [4]	13,796	(16,277)	-	(2,481)		
Total per Balance Sheet	$ 933,087	$ 3,732,473	$ 252,086	$ 4,917,646		3.01%

(1) See Attachment 16 for definitions and other terms.

(2) The 2020 maturity reflects the $230.0 million of principal outstanding at an interest rate of 0.30%, an equivalent of LIBOR plus a spread of 15 basis points, on the Company's unsecured commercial paper program as of September 30, 2020. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 7.7 years with and without extensions.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 2.55% until January 2021.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There were no borrowings outstanding on our $1.1 billion line of credit at September 30, 2020. The facility has a maturity date of January 2023, plus two six-month extension options and carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.

(7) There was $22.1 million outstanding on our $75.0 million working capital credit facility at September 30, 2020. The facility has a maturity date of January 2022. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended September 30, 2020
Net income/(loss)	$	(27,217)
Adjustments:		
Interest expense, including costs associated with debt extinguishment		62,268
Real estate depreciation and amortization		151,949
Other depreciation and amortization		3,887
Tax provision/(benefit), net		187
Net (gain)/loss on the sale of depreciable real estate owned		-
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		13,313
EBITDAre	$	204,387
Casualty-related charges/(recoveries), net		74
Legal and other costs		1,570
Severance costs and other restructuring expense		254
(Income)/loss from unconsolidated entities		(2,940)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(13,313)
Management fee expense on unconsolidated joint ventures		(546)
Consolidated EBITDAre - adjusted for non-recurring items	$	189,486
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	757,944
Interest expense, including costs associated with debt extinguishment		62,268
Capitalized interest expense		1,834
Total interest	$	64,102
Preferred dividends	$	1,051
Total debt	$	4,917,646
Cash		(927)
Net debt	$	4,916,719
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**4.8x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.7x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**6.5x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	36.2% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.1x	Yes
Maximum Secured Debt Ratio	≤40.0%	10.6%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	318.3%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	35.0% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.3x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	6.6%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	299.1%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	3Q 2020 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	40,847	$ 186,351	88.3%	$ 11,362,739	88.4%
Encumbered assets	6,641	24,781	11.7%	1,498,281	11.6%
	47,488	$ 211,132	100.0%	$ 12,861,020	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated September 27, 2018.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [(1)]

Dollars in thousands	Total Homes	Quarter Ended September 30, 2020	Quarter Ended June 30, 2020	Quarter Ended March 31, 2020	Quarter Ended December 31, 2019	Quarter Ended September 30, 2019
Revenues						
Combined Same-Store Communities [(5)]	43,877	$ 270,093	$ 277,938	$ 288,867	$ 286,074	$ 286,929
Acquired JV Same-Store Portfolio Communities [(5)]	(3,619)	(23,246)	(23,421)	(24,228)	(23,656)	(23,919)
UDR Same-Store Communities	40,258	246,847	254,517	264,639	262,418	263,010
Stabilized, Non-Mature Communities	2,480	13,660	13,526	12,718	10,373	6,158
Acquired JV Same-Store Portfolio Communities	3,619	23,246	23,421	24,228	11,161	1,022
Redevelopment Communities	652	5,710	7,287	7,928	7,703	6,979
Development Communities	147	244	58	7	-	-
Non-Residential / Other [(2)]	-	17,057	4,065	5,958	6,832	7,332
Total	47,156	$ 306,764	$ 302,874	$ 315,478	$ 298,487	$ 284,501
Expenses						
Combined Same-Store Communities [(5)]		$ 87,267	$ 82,422	$ 82,799	$ 80,368	$ 83,755
Acquired JV Same-Store Portfolio Communities [(5)]		(8,230)	(7,673)	(7,900)	(7,342)	(7,831)
UDR Same-Store Communities		79,037	74,749	74,899	73,026	75,924
Stabilized, Non-Mature Communities		4,592	4,343	4,048	3,183	2,051
Acquired JV Same-Store Portfolio Communities		8,230	7,673	7,900	3,318	260
Redevelopment Communities		3,558	2,843	3,002	3,085	3,170
Development Communities		248	123	47	6	2
Non-Residential / Other [(2)]		1,207	2,948	3,287	3,498	2,536
Total [(3)]		$ 96,872	$ 92,679	$ 93,183	$ 86,116	$ 83,943
Net Operating Income						
Combined Same-Store Communities [(5)]		$ 182,826	$ 195,516	$ 206,068	$ 205,706	$ 203,174
Acquired JV Same-Store Portfolio Communities [(5)]		(15,016)	(15,748)	(16,328)	(16,314)	(16,088)
UDR Same-Store Communities		167,810	179,768	189,740	189,392	187,086
Stabilized, Non-Mature Communities		9,068	9,183	8,670	7,190	4,107
Acquired JV Same-Store Portfolio Communities		15,016	15,748	16,328	7,843	762
Redevelopment Communities		2,152	4,444	4,926	4,618	3,809
Development Communities		(4)	(65)	(40)	(6)	(2)
Non-Residential / Other [(2)]		15,850	1,117	2,671	3,334	4,796
Total		$ 209,892	$ 210,195	$ 222,295	$ 212,371	$ 200,558
Operating Margin						
Combined Same-Store Communities		67.7%	70.3%	71.3%	71.9%	70.8%
Weighted Average Physical Occupancy						
Combined Same-Store Communities [(5)]		95.5%	96.1%	96.9%	96.7%	96.7%
Acquired JV Same-Store Portfolio Communities [(5)]		96.3%	95.8%	96.0%	95.8%	95.7%
UDR Same-Store Communities		95.4%	96.2%	97.0%	96.8%	96.8%
Stabilized, Non-Mature Communities		96.3%	95.8%	95.6%	94.8%	92.1%
Acquired JV Same-Store Portfolio Communities		96.3%	95.8%	96.0%	95.8%	96.8%
Redevelopment Communities		81.2%	89.4%	94.6%	93.4%	90.0%
Development Communities		79.6%	44.5%	-	-	-
Other [(4)]		91.8%	92.9%	96.5%	96.4%	96.1%
Total		95.3%	96.0%	96.9%	96.6%	96.5%
Sold and Held for Disposition Communities						
Revenues	332	$ 2,081	$ 3,108	$ 4,615	$ 4,259	$ 4,507
Expenses [(3)]		841	1,050	1,445	1,394	1,416
Net Operating Income/(Loss)		$ 1,240	$ 2,058	$ 3,170	$ 2,865	$ 3,091
Total	47,488	$ 211,132	$ 212,253	$ 225,465	$ 215,236	$ 203,649

(1) See Attachment 16 for definitions and other terms.

(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.

(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.

(4) Includes occupancy of Sold and Held for Disposition Communities.

(5) Amounts include the Acquired JV Same-Store Portfolio Communities as if these communities were 100% owned by UDR during all periods presented. These communities were stabilized as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. Because these communities became wholly owned by UDR in 2019 (the 11 communities and 3,619 homes were previously owned by UDR unconsolidated JVs), they are not included in the UDR Same-Store Communities. These 11 communities will be eligible to join the UDR Same-Store Communities on January 1, 2021.



Attachment 6

UDR, Inc.
Combined Same-Store Operating Expense Information [1]
(Dollars in Thousands)
(Unaudited) [2]

Year-Over-Year Comparison	% of 3Q 2020 Combined SS Operating Expenses	3Q 2020		3Q 2019		% Change
Personnel	17.2%	$	15,032	$	16,231	-7.4%
Utilities	13.0%		11,378		11,018	3.3%
Repair and maintenance	16.9%		14,716		12,589	16.9%
Administrative and marketing	6.9%		6,020		6,809	-11.6%
Controllable expenses	54.0%		47,146		46,647	1.1%
Real estate taxes [3]	41.7%	$	36,342	$	33,923	7.1%
Insurance	4.3%		3,779		3,185	18.7%
Combined Same-Store operating expenses [3]	100.0%	$	87,267	$	83,755	4.2%
Combined Same-Store Homes	43,877					

Sequential Comparison	% of 3Q 2020 Combined SS Operating Expenses	3Q 2020		2Q 2020		% Change
Personnel	17.2%	$	15,032	$	15,037	0.0%
Utilities	13.0%		11,378		10,673	6.6%
Repair and maintenance	16.9%		14,716		12,457	18.1%
Administrative and marketing	6.9%		6,020		5,106	17.9%
Controllable expenses	54.0%		47,146		43,273	8.9%
Real estate taxes [3]	41.7%	$	36,342	$	35,635	2.0%
Insurance	4.3%		3,779		3,514	7.5%
Combined Same-Store operating expenses [3]	100.0%	$	87,267	$	82,422	5.9%
Combined Same-Store Homes	43,877					

Year-to-Date Comparison	% of YTD 2020 Combined SS Operating Expenses	YTD 2020		YTD 2019		% Change
Personnel	17.9%	$	41,682	$	45,518	-8.4%
Utilities	13.3%		31,122		30,311	2.7%
Repair and maintenance	15.4%		35,979		32,189	11.8%
Administrative and marketing	6.6%		15,341		16,635	-7.8%
Controllable expenses	53.2%		124,124		124,653	-0.4%
Real estate taxes [3]	42.4%	$	99,007	$	92,405	7.1%
Insurance	4.4%		10,154		9,312	9.1%
Combined Same-Store operating expenses [3]	100.0%	$	233,285	$	226,370	3.1%
Combined Same-Store Homes	41,226					

(1) 3Q19 and YTD19 operating expenses include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.

(2) See Attachment 16 for definitions and other terms.

(3) The year-over-year, sequential and year-to-date comparisons presented above include $347 thousand, $347 thousand and $907 thousand, respectively, of higher New York real estate taxes due to 421g exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
September 30, 2020
(Unaudited) [1]

	Total Combined Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV) [4]
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
Orange County, CA	5,336	-	-	5,336	381	5,717
San Francisco, CA	2,751	-	-	2,751	602	3,353
Seattle, WA	2,725	-	-	2,725	-	2,725
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Los Angeles, CA	1,225	-	-	1,225	633	1,858
	13,602	**-**	**-**	**13,602**	**1,616**	**15,218**
Mid-Atlantic Region						
Metropolitan DC	8,002	-	-	8,002	-	8,002
Richmond, VA	1,358	-	-	1,358	-	1,358
Baltimore, MD	1,099	498	-	1,597	-	1,597
	10,459	**498**	**-**	**10,957**	**-**	**10,957**
Northeast Region						
Boston, MA	3,225	914	159	4,298	250	4,548
New York, NY	1,640	185	493	2,318	710	3,028
	4,865	**1,099**	**652**	**6,616**	**960**	**7,576**
Southeast Region						
Tampa, FL	2,908	294	-	3,202	-	3,202
Orlando, FL	2,500	-	-	2,500	-	2,500
Nashville, TN	2,260	-	-	2,260	-	2,260
	7,668	**294**	**-**	**7,962**	**-**	**7,962**
Southwest Region						
Dallas, TX	3,864	-	147	4,011	-	4,011
Austin, TX	1,272	-	-	1,272	-	1,272
	5,136	**-**	**147**	**5,283**	**-**	**5,283**
Other Markets [5]	**2,147**	**589**	**-**	**2,736**	**554**	**3,290**
Totals	**43,877**	**2,480**	**799**	**47,156**	**3,130**	**50,286**
Communities [6]	**139**	**6**	**2**	**147**	**14**	**161**

	Homes	Communities
Total completed homes	**50,286**	**161**
Held for Disposition	332	1
Under Development [7]	1,031	4
Total Quarter-end homes and communities	**51,649**	**166**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) Other Markets include Denver (218 homes), Palm Beach (636 homes), Inland Empire (654 homes), San Diego (163 wholly owned, 264 JV homes), Portland (752 homes) and Philadelphia (313 wholly owned, 290 JV homes).

(6) Represents communities where 100 percent of all development homes have been completed.

(7) See Attachment 9 for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
September 30, 2020
(Unaudited) (1)(2)

Non-Mature Home Breakout - By Date (quarter indicates anticipated date of QTD Same-Store inclusion)

Community	Category	# of Homes	Market	Same-Store Quarter (3)
Rodgers Forge	Stabilized, Non-Mature	498	Baltimore, MD	4Q20
The Commons at Windsor Gardens	Stabilized, Non-Mature	914	Boston, MA	4Q20
One William	Stabilized, Non-Mature	185	New York, NY	4Q20
Park Square	Stabilized, Non-Mature	313	Philadelphia, PA	1Q21
The Slade at Channelside	Stabilized, Non-Mature	294	Tampa, FL	2Q21
The Arbory	Stabilized, Non-Mature	276	Portland, OR	2Q21
10 Hanover Square	Redevelopment	493	New York, NY	2Q22
Vitruvian West Phase 2	Development	147 (4)	Dallas, TX	2Q22
Garrison Square	Redevelopment	159	Boston, MA	3Q22
Total		**3,279**		

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total
Non-Mature Homes at June 30, 2020		4,021	-	652	59	4,732
The Residences at Pacific City	Orange County, CA	(516)	-	-	-	(516)
345 Harrison Street	Boston, MA	(585)	-	-	-	(585)
The Preserve at Gateway	Tampa, FL	(240)	-	-	-	(240)
Currents on the Charles	Boston, MA	(200)	-	-	-	(200)
Vitruvian West Phase 2	Dallas, TX	-	-	-	88	88
Non-Mature Homes at September 30, 2020		**2,480**	**-**	**652**	**147**	**3,279**

		Held for Disposition
Held for Disposition Homes at September 30, 2020		
DelRay Tower	Metropolitan DC	332

(1) See Attachment 16 for definitions and other terms.
(2) Excludes the Acquired JV Same-Store Portfolio Communities (11 communities and 3,619 homes).
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.
(4) 147 homes of 366 total homes have been delivered as of September 30, 2020 as described on Attachment 9.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
September 30, 2020
(Unaudited) [1]

	Total Combined Same-Store Homes	Non-Mature Homes		Total Consolidated Homes	Unconsolidated Joint Venture Operating Homes [4]	Total Homes (incl. JV at share) [4]
		Stabilized [2]	Non-Stabilized [3]			
West Region						
Orange County, CA	$ 2,452	$ -	$ -	$ 2,452	$ 2,562	$ 2,456
San Francisco, CA	3,453	-	-	3,453	5,053	3,602
Seattle, WA	2,446	-	-	2,446	-	2,446
Monterey Peninsula, CA	1,935	-	-	1,935	-	1,935
Los Angeles, CA	2,734	-	-	2,734	3,284	2,842
Mid-Atlantic Region						
Metropolitan DC	2,137	-	-	2,137	-	2,137
Richmond, VA	1,434	-	-	1,434	-	1,434
Baltimore, MD	1,740	1,401	-	1,636	-	1,636
Northeast Region						
Boston, MA	2,756	1,965	4,513	2,644	2,140	2,629
New York, NY	3,889	2,701	3,280	3,665	4,744	3,810
Southeast Region						
Tampa, FL	1,540	1,853	-	1,568	-	1,568
Orlando, FL	1,407	-	-	1,407	-	1,407
Nashville, TN	1,398	-	-	1,398	-	1,398
Southwest Region						
Dallas, TX	1,483	-	1,452	1,482	-	1,482
Austin, TX	1,570	-	-	1,570	-	1,570
Other Markets	2,029	2,020	-	2,028	3,081	2,124
Weighted Average	$ 2,149	$ 1,906	$ 3,308	$ 2,152	$ 3,682	$ 2,199

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



UDR, Inc.
Net Operating Income Breakout By Market
September 30, 2020
(Dollars in Thousands)
(Unaudited) [1]



Percent of Total NOI by Region

West:	37.6%
Mid-Atlantic:	21.1%
Northeast:	17.3%
Southeast:	10.8%
Southwest:	6.4%
Other Markets:	6.8%

Three Months Ended September 30, 2020

	Combined Same-Store	Non Same-Store [2]	UDR's Share of JVs [2][3]	Total
Net Operating Income	$ 182,826	$ 27,066	$ 9,479	$ 219,371
% of Net Operating Income	83.4%	12.3%	4.3%	100.0%

Three Months Ended September 30, 2020

Region	As a % of NOI Combined Same-Store	Total	Region	As a % of NOI Combined Same-Store	Total
West Region			**Southeast Region**		
Orange County, CA	15.5%	14.1%	Tampa, FL	4.5%	4.3%
San Francisco, CA	9.5%	9.4%	Orlando, FL	3.8%	3.4%
Seattle, WA	7.4%	6.9%	Nashville, TN	3.6%	3.1%
Monterey Penninsula, CA	3.8%	3.3%		**11.9%**	**10.8%**
Los Angeles, CA	3.7%	3.9%			
	39.9%	**37.6%**	**Southwest Region**		
			Dallas, TX	5.3%	4.8%
Mid-Atlantic Region			Austin, TX	1.8%	1.6%
Metropolitan DC	18.4%	16.5%		**7.1%**	**6.4%**
Richmond, VA	2.3%	2.1%			
Baltimore, MD	2.1%	2.5%	**Other Markets**	4.7%	6.8%
	22.8%	**21.1%**			
Northeast Region					
Boston, MA	9.6%	11.2%			
New York, NY	4.0%	6.1%			
	13.6%	**17.3%**	**Total**	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes results from Sold and Held for Disposition Communities.

(3) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A).



Attachment 8(A)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
September 30, 2020
(Unaudited) [2]

| | Total Combined Same-Store Homes | % of Combined Same-Store Portfolio Based on 3Q 2020 NOI | Combined Same-Store | | | | | |
| | | | Physical Occupancy | | | Total Revenue per Occupied Home | | |
			3Q 20	3Q 19	Change	3Q 20	3Q 19	Change
West Region								
Orange County, CA	5,336	15.5%	96.1%	96.2%	-0.1%	$ 2,452	$ 2,508	-2.2%
San Francisco, CA	2,751	9.5%	86.3%	96.6%	-10.3%	3,453	3,814	-9.5%
Seattle, WA	2,725	7.4%	95.6%	96.6%	-1.0%	2,446	2,557	-4.3%
Monterey Peninsula, CA	1,565	3.8%	97.2%	96.7%	0.5%	1,935	1,914	1.1%
Los Angeles, CA	1,225	3.7%	95.0%	96.6%	-1.6%	2,734	2,928	-6.6%
	13,602	**39.9%**	**94.0%**	**96.5%**	**-2.5%**	**2,601**	**2,751**	**-5.5%**
Mid-Atlantic Region								
Metropolitan DC	8,002	18.4%	96.4%	97.0%	-0.6%	2,137	2,179	-1.9%
Richmond, VA	1,358	2.3%	98.1%	97.3%	0.8%	1,434	1,406	2.0%
Baltimore, MD	1,099	2.1%	97.7%	96.7%	1.0%	1,740	1,743	-0.2%
	10,459	**22.8%**	**96.8%**	**97.0%**	**-0.2%**	**2,002**	**2,033**	**-1.5%**
Northeast Region								
Boston, MA	3,225	9.6%	93.8%	96.2%	-2.4%	2,756	3,031	-9.1%
New York, NY	1,640	4.0%	87.7%	97.7%	-10.0%	3,889	4,488	-13.3%
	4,865	**13.6%**	**91.7%**	**96.7%**	**-5.0%**	**3,123**	**3,528**	**-11.5%**
Southeast Region								
Tampa, FL	2,908	4.5%	96.9%	96.7%	0.2%	1,540	1,515	1.7%
Orlando, FL	2,500	3.8%	97.2%	96.6%	0.6%	1,407	1,414	-0.5%
Nashville, TN	2,260	3.6%	97.8%	97.8%	0.0%	1,398	1,354	3.2%
	7,668	**11.9%**	**97.3%**	**97.0%**	**0.3%**	**1,455**	**1,434**	**1.4%**
Southwest Region								
Dallas, TX	3,864	5.3%	96.6%	96.1%	0.5%	1,483	1,476	0.5%
Austin, TX	1,272	1.8%	97.6%	97.6%	0.0%	1,570	1,547	1.5%
	5,136	**7.1%**	**96.9%**	**96.5%**	**0.4%**	**1,504**	**1,494**	**0.7%**
Other Markets	**2,147**	**4.7%**	**97.1%**	**96.1%**	**1.0%**	**2,029**	**2,061**	**-1.6%**
Total Combined/ Weighted Avg.	**43,877**	**100.0%**	**95.5%**	**96.7%**	**-1.2%**	**$ 2,149**	**$ 2,254**	**-4.7%**

(1) 3Q19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.

(2) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
Current Quarter vs. Prior Year Quarter
September 30, 2020
(Unaudited) [2]

	Total Combined Same-Store Homes	Combined Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		3Q 20	3Q 19	Change	3Q 20	3Q 19	Change	3Q 20	3Q 19	Change
West Region										
Orange County, CA	5,336	$ 37,724	$ 38,624	-2.3%	$ 9,472	$ 9,469	0.0%	$ 28,252	$ 29,155	-3.1%
San Francisco, CA	2,751	24,595	30,409	-19.1%	7,259	7,389	-1.8%	17,336	23,020	-24.7%
Seattle, WA	2,725	19,114	20,189	-5.3%	5,522	5,189	6.4%	13,592	15,000	-9.4%
Monterey Peninsula, CA	1,565	8,832	8,691	1.6%	1,888	1,882	0.3%	6,944	6,809	2.0%
Los Angeles, CA	1,225	9,546	10,393	-8.2%	2,794	2,725	2.5%	6,752	7,668	-11.9%
	13,602	99,811	108,306	-7.8%	26,935	26,654	1.1%	72,876	81,652	-10.7%
Mid-Atlantic Region										
Metropolitan DC	8,002	49,457	50,728	-2.5%	15,756	15,338	2.7%	33,701	35,390	-4.8%
Richmond, VA	1,358	5,733	5,573	2.9%	1,482	1,408	5.2%	4,251	4,165	2.1%
Baltimore, MD	1,099	5,605	5,557	0.9%	1,771	1,781	-0.5%	3,834	3,776	1.5%
	10,459	60,795	61,858	-1.7%	19,009	18,527	2.6%	41,786	43,331	-3.6%
Northeast Region										
Boston, MA	3,225	25,012	28,215	-11.4%	7,531	7,572	-0.5%	17,481	20,643	-15.3%
New York, NY	1,640	16,781	21,573	-22.2%	9,462	8,293	14.1%	7,319	13,280	-44.9%
	4,865	41,793	49,788	-16.1%	16,993	15,865	7.1%	24,800	33,923	-26.9%
Southeast Region										
Tampa, FL	2,908	13,018	12,783	1.8%	4,855	4,415	10.0%	8,163	8,368	-2.4%
Orlando, FL	2,500	10,260	10,244	0.2%	3,294	3,100	6.2%	6,966	7,144	-2.5%
Nashville, TN	2,260	9,273	8,978	3.3%	2,709	2,456	10.3%	6,564	6,522	0.6%
	7,668	32,551	32,005	1.7%	10,858	9,971	8.9%	21,693	22,034	-1.5%
Southwest Region										
Dallas, TX	3,864	16,604	16,446	1.0%	6,926	6,485	6.8%	9,678	9,961	-2.9%
Austin, TX	1,272	5,849	5,760	1.6%	2,462	2,421	1.7%	3,387	3,339	1.5%
	5,136	22,453	22,206	1.1%	9,388	8,906	5.4%	13,065	13,300	-1.8%
Other Markets	2,147	12,690	12,766	-0.6%	4,084	3,832	6.6%	8,606	8,934	-3.7%
Total Combined [3][4]	43,877	$ 270,093	$ 286,929	-5.9%	$ 87,267	$ 83,755	4.2%	$ 182,826	$ 203,174	-10.0%

(1) 3Q19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.
(2) See Attachment 16 for definitions and other terms.
(3) 3Q20 includes a reserve (reflected as a reduction to revenues) of approximately $3.4 million or 1.3% of billed residential revenue on our Combined Same-Store Communities. The reserve is based on probability of collection.
(4) With concessions reflected on a straight-line basis, Combined Same-Store revenue and Combined Same-Store NOI decreased year-over-year by -3.3% and -6.4%, respectively. See Attachment 16(A) for definitions and reconciliations.



Attachment 8(C)

UDR, Inc.
Combined Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2020
(Unaudited) [1]

	Total Combined Same-Store Homes	Combined Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		3Q 20	2Q 20	Change	3Q 20	2Q 20	Change
West Region							
Orange County, CA	5,336	**96.1%**	95.9%	0.2%	$ **2,452**	$ 2,495	-1.7%
San Francisco, CA	2,751	**86.3%**	92.9%	-6.6%	**3,453**	3,647	-5.3%
Seattle, WA	2,725	**95.6%**	96.6%	-1.0%	**2,446**	2,463	-0.7%
Monterey Peninsula, CA	1,565	**97.2%**	96.8%	0.4%	**1,935**	1,918	0.9%
Los Angeles, CA	1,225	**95.0%**	95.8%	-0.8%	**2,734**	2,793	-2.1%
	13,602	**94.0%**	**95.5%**	**-1.5%**	**2,601**	**2,675**	**-2.8%**
Mid-Atlantic Region							
Metropolitan DC	8,002	**96.4%**	96.6%	-0.2%	**2,137**	2,142	-0.2%
Richmond, VA	1,358	**98.1%**	97.4%	0.7%	**1,434**	1,414	1.4%
Baltimore, MD	1,099	**97.7%**	98.0%	-0.3%	**1,740**	1,711	1.7%
	10,459	**96.8%**	**96.9%**	**-0.1%**	**2,002**	**2,001**	**0.1%**
Northeast Region							
Boston, MA	3,225	**93.8%**	94.0%	-0.2%	**2,756**	2,911	-5.3%
New York, NY	1,640	**87.7%**	92.6%	-4.9%	**3,889**	4,291	-9.4%
	4,865	**91.7%**	**93.5%**	**-1.8%**	**3,123**	**3,372**	**-7.4%**
Southeast Region							
Tampa, FL	2,908	**96.9%**	96.9%	0.0%	**1,540**	1,517	1.5%
Orlando, FL	2,500	**97.2%**	97.2%	0.0%	**1,407**	1,398	0.6%
Nashville, TN	2,260	**97.8%**	97.9%	-0.1%	**1,398**	1,362	2.6%
	7,668	**97.3%**	**97.3%**	**0.0%**	**1,455**	**1,432**	**1.6%**
Southwest Region							
Dallas, TX	3,864	**96.6%**	96.6%	0.0%	**1,483**	1,480	0.2%
Austin, TX	1,272	**97.6%**	97.8%	-0.2%	**1,570**	1,522	3.2%
	5,136	**96.9%**	**96.9%**	**0.0%**	**1,504**	**1,490**	**1.0%**
Other Markets	**2,147**	**97.1%**	**96.4%**	**0.7%**	**2,029**	**2,020**	**0.4%**
Total Combined/ Weighted Avg.	**43,877**	**95.5%**	**96.1%**	**-0.6%**	$ **2,149**	$ 2,196	**-2.2%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Combined Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
September 30, 2020
(Unaudited) [1]

| | Total Combined Same-Store Homes | Combined Same-Store ($000s) | | | | | | | | |
| | | Revenues | | | Expenses | | | Net Operating Income | | |
		3Q 20	2Q 20	Change	3Q 20	2Q 20	Change	3Q 20	2Q 20	Change
West Region										
Orange County, CA	5,336	$ 37,724	$ 38,310	-1.5%	$ 9,472	$ 9,120	3.9%	$ 28,252	$ 29,190	-3.2%
San Francisco, CA	2,751	24,595	27,962	-12.0%	7,259	7,041	3.1%	17,336	20,921	-17.1%
Seattle, WA	2,725	19,114	19,450	-1.7%	5,522	5,230	5.6%	13,592	14,220	-4.4%
Monterey Peninsula, CA	1,565	8,832	8,718	1.3%	1,888	1,854	1.8%	6,944	6,864	1.2%
Los Angeles, CA	1,225	9,546	9,833	-2.9%	2,794	2,755	1.4%	6,752	7,078	-4.6%
	13,602	99,811	104,273	**-4.3%**	26,935	26,000	**3.6%**	72,876	78,273	**-6.9%**
Mid-Atlantic Region										
Metropolitan DC	8,002	49,457	49,658	-0.4%	15,756	15,056	4.6%	33,701	34,602	-2.6%
Richmond, VA	1,358	5,733	5,612	2.2%	1,482	1,470	0.8%	4,251	4,142	2.6%
Baltimore, MD	1,099	5,605	5,527	1.4%	1,771	1,734	2.2%	3,834	3,793	1.1%
	10,459	60,795	60,797	**0.0%**	19,009	18,260	**4.1%**	41,786	42,537	**-1.8%**
Northeast Region										
Boston, MA	3,225	25,012	26,473	-5.5%	7,531	6,739	11.8%	17,481	19,734	-11.4%
New York, NY	1,640	16,781	19,548	-14.2%	9,462	8,095	16.9%	7,319	11,453	-36.1%
	4,865	41,793	46,021	**-9.2%**	16,993	14,834	**14.6%**	24,800	31,187	**-20.5%**
Southeast Region										
Tampa, FL	2,908	13,018	12,824	1.5%	4,855	4,657	4.2%	8,163	8,167	0.0%
Orlando, FL	2,500	10,260	10,189	0.7%	3,294	3,049	8.0%	6,966	7,140	-2.4%
Nashville, TN	2,260	9,273	9,039	2.6%	2,709	2,810	-3.6%	6,564	6,229	5.4%
	7,668	32,551	32,052	**1.6%**	10,858	10,516	**3.2%**	21,693	21,536	**0.7%**
Southwest Region										
Dallas, TX	3,864	16,604	16,568	0.2%	6,926	6,716	3.1%	9,678	9,852	-1.8%
Austin, TX	1,272	5,849	5,682	2.9%	2,462	2,332	5.6%	3,387	3,350	1.1%
	5,136	22,453	22,250	**0.9%**	9,388	9,048	**3.8%**	13,065	13,202	**-1.0%**
Other Markets	2,147	12,690	12,545	1.2%	4,084	3,764	8.5%	8,606	8,781	-2.0%
Total Combined [2][3]	43,877	$ 270,093	$ 277,938	**-2.8%**	$ 87,267	$ 82,422	**5.9%**	$ 182,826	$ 195,516	**-6.5%**

(1) See Attachment 16 for definitions and other terms.

(2) 3Q20 and 2Q20 include reserves (reflected as a reduction to revenues) of approximately $3.4 million and $4.7 million or 1.3% and 1.7%, respectively, of billed residential revenue on our Combined Same-Store Communities. The reserve is based on probability of collection.

(3) With concessions reflected on a straight-line basis, Combined Same-Store revenue and Combined Same-Store NOI decreased quarter-over-quarter by -0.3% and -2.9%, respectively. See Attachment 16(A) for definitions and reconciliations.



Attachment 8(E)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2020
(Unaudited) [2]

	Total Combined Same-Store Homes	% of Combined Same-Store Portfolio Based on YTD 2020 NOI	Combined Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 20	YTD 19	Change	YTD 20	YTD 19	Change
West Region								
Orange County, CA	4,434	13.0%	96.5%	96.2%	0.3%	$ 2,340	$ 2,351	-0.5%
San Francisco, CA	2,751	11.3%	91.9%	96.9%	-5.0%	3,624	3,746	-3.3%
Seattle, WA	2,570	7.5%	96.6%	96.6%	0.0%	2,501	2,516	-0.6%
Monterey Peninsula, CA	1,565	3.8%	96.6%	96.6%	0.0%	1,936	1,881	2.9%
Los Angeles, CA	1,225	4.0%	95.9%	96.5%	-0.6%	2,824	2,898	-2.6%
	12,545	**39.6%**	**95.5%**	**96.5%**	**-1.0%**	**2,641**	**2,687**	**-1.7%**
Mid-Atlantic Region								
Metropolitan DC	8,002	19.5%	96.7%	97.1%	-0.4%	2,158	2,157	0.0%
Richmond, VA	1,358	2.3%	97.5%	97.6%	-0.1%	1,419	1,386	2.4%
Baltimore, MD	1,099	2.1%	97.4%	96.8%	0.6%	1,733	1,731	0.1%
	10,459	**23.9%**	**96.9%**	**97.1%**	**-0.2%**	**2,017**	**2,012**	**0.2%**
Northeast Region								
Boston, MA	2,440	7.8%	95.7%	96.1%	-0.4%	2,731	2,819	-3.1%
New York, NY	1,452	5.1%	92.4%	97.8%	-5.4%	4,319	4,547	-5.0%
	3,892	**12.9%**	**94.5%**	**96.7%**	**-2.2%**	**3,310**	**3,471**	**-4.6%**
Southeast Region								
Tampa, FL	2,287	3.6%	96.9%	97.0%	-0.1%	1,473	1,453	1.4%
Orlando, FL	2,500	4.0%	96.8%	96.5%	0.3%	1,408	1,405	0.2%
Nashville, TN	2,260	3.6%	97.8%	97.4%	0.4%	1,373	1,329	3.3%
	7,047	**11.2%**	**97.2%**	**97.0%**	**0.2%**	**1,418**	**1,396**	**1.6%**
Southwest Region								
Dallas, TX	3,864	5.6%	96.7%	96.1%	0.6%	1,491	1,471	1.4%
Austin, TX	1,272	1.9%	97.7%	97.5%	0.2%	1,547	1,521	1.7%
	5,136	**7.5%**	**96.9%**	**96.4%**	**0.5%**	**1,505**	**1,484**	**1.4%**
Other Markets	**2,147**	**4.9%**	**96.6%**	**96.0%**	**0.6%**	**2,036**	**2,044**	**-0.4%**
Total Combined/ Weighted Avg.	**41,226**	**100.0%**	**96.3%**	**96.7%**	**-0.4%**	**$ 2,158**	**$ 2,185**	**-1.2%**

(1) YTD19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.

(2) See Attachment 16 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
Current Year-to-Date vs. Prior Year-to-Date
September 30, 2020
(Unaudited) [2]

	Total Combined Same-Store Homes	Combined Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 20	YTD 19	Change	YTD 20	YTD 19	Change	YTD 20	YTD 19	Change
West Region										
Orange County, CA	4,434	$ 90,128	$ 90,240	-0.1%	$ 20,763	$ 20,305	2.3%	$ 69,365	$ 69,935	-0.8%
San Francisco, CA	2,751	82,449	89,873	-8.3%	21,591	21,224	1.7%	60,858	68,649	-11.4%
Seattle, WA	2,570	55,876	56,218	-0.6%	15,474	14,870	4.1%	40,402	41,348	-2.3%
Monterey Peninsula, CA	1,565	26,344	25,593	2.9%	5,685	5,588	1.7%	20,659	20,005	3.3%
Los Angeles, CA	1,225	29,857	30,833	-3.2%	8,364	8,180	2.2%	21,493	22,653	-5.1%
	12,545	284,654	292,757	-2.8%	71,877	70,167	2.4%	212,777	222,590	-4.4%
Mid-Atlantic Region										
Metropolitan DC	8,002	150,266	150,833	-0.4%	46,089	45,433	1.4%	104,177	105,400	-1.2%
Richmond, VA	1,358	16,911	16,533	2.3%	4,344	4,142	4.9%	12,567	12,391	1.4%
Baltimore, MD	1,099	16,700	16,574	0.8%	5,155	4,922	4.7%	11,545	11,652	-0.9%
	10,459	183,877	183,940	0.0%	55,588	54,497	2.0%	128,289	129,443	-0.9%
Northeast Region										
Boston, MA	2,440	57,396	59,496	-3.5%	15,255	15,746	-3.1%	42,141	43,750	-3.7%
New York, NY	1,452	52,156	58,108	-10.2%	24,555	21,641	13.5%	27,601	36,467	-24.3%
	3,892	109,552	117,604	-6.8%	39,810	37,387	6.5%	69,742	80,217	-13.1%
Southeast Region										
Tampa, FL	2,287	29,386	29,019	1.3%	10,145	9,411	7.8%	19,241	19,608	-1.9%
Orlando, FL	2,500	30,673	30,510	0.5%	9,277	8,956	3.6%	21,396	21,554	-0.7%
Nashville, TN	2,260	27,317	26,326	3.8%	7,899	7,198	9.7%	19,418	19,128	1.5%
	7,047	87,376	85,855	1.8%	27,321	25,565	6.9%	60,055	60,290	-0.4%
Southwest Region										
Dallas, TX	3,864	50,137	49,176	2.0%	20,124	20,253	-0.6%	30,013	28,923	3.8%
Austin, TX	1,272	17,304	16,976	1.9%	7,057	7,179	-1.7%	10,247	9,797	4.6%
	5,136	67,441	66,152	1.9%	27,181	27,432	-0.9%	40,260	38,720	4.0%
Other Markets	2,147	37,997	37,918	0.2%	11,508	11,322	1.6%	26,489	26,596	-0.4%
Total Combined [3][4]	41,226	$ 770,897	$ 784,226	-1.7%	$ 233,285	$ 226,370	3.1%	$ 537,612	$ 557,856	-3.6%

(1) YTD19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.

(2) See Attachment 16 for definitions and other terms.

(3) YTD20 includes a reserve (reflected as a reduction to revenues) of approximately $7.5 million or 1.0% of billed residential revenue on our Combined Same-Store Communities. The reserve is based on probability of collection.

(4) With concessions reflected on a straight-line basis, Combined Same-Store revenue and Combined Same-Store NOI decreased year-over-year by -0.7% and -2.3%, respectively. See Attachment 16(A) for definitions and reconciliations.



Attachment 8(G)

UDR, Inc.
Combined Same-Store Operating Information By Major Market [1]
September 30, 2020
(Unaudited) [2]

	Combined Effective Blended Lease Rate Growth	Combined Effective New Lease Rate Growth	Combined Effective Renewal Lease Rate Growth	Combined Annualized Turnover [3][4]			
	3Q 2020	3Q 2020	3Q 2020	3Q 2020	3Q 2019	YTD 2020	YTD 2019
West Region							
Orange County, CA	0.8%	-1.4%	3.7%	**64.6%**	73.5%	**52.7%**	59.7%
San Francisco, CA	-2.5%	-7.3%	1.0%	**79.3%**	74.6%	**60.7%**	59.5%
Seattle, WA	-2.8%	-6.2%	0.2%	**65.5%**	68.6%	**54.2%**	55.3%
Monterey Peninsula, CA	3.1%	1.6%	4.1%	**41.1%**	51.5%	**38.5%**	43.1%
Los Angeles, CA	-1.9%	-4.6%	2.6%	**72.9%**	61.5%	**46.9%**	50.2%
	-0.6%	**-3.3%**	**2.3%**	**67.5%**	**69.9%**	**53.2%**	**56.5%**
Mid-Atlantic Region							
Metropolitan DC	-1.7%	-6.4%	2.5%	**61.9%**	59.1%	**44.4%**	46.6%
Richmond, VA	2.2%	0.8%	3.6%	**57.8%**	59.9%	**49.3%**	50.1%
Baltimore, MD	1.4%	-0.1%	3.3%	**74.7%**	73.3%	**53.5%**	56.7%
	-1.1%	**-5.1%**	**2.6%**	**63.0%**	**61.0%**	**46.2%**	**48.3%**
Northeast Region							
Boston, MA	-0.1%	-2.8%	1.8%	**66.8%**	65.6%	**53.9%**	48.8%
New York, NY	-4.4%	-9.3%	-2.3%	**96.5%**	59.8%	**63.8%**	39.6%
	-2.0%	**-5.3%**	**-0.1%**	**79.4%**	**63.7%**	**57.6%**	**46.1%**
Southeast Region							
Tampa, FL	2.5%	0.7%	4.6%	**62.2%**	62.8%	**56.8%**	54.4%
Orlando, FL	0.3%	-1.9%	2.8%	**64.3%**	62.1%	**52.3%**	53.2%
Nashville, TN	0.1%	-3.2%	3.0%	**59.5%**	57.6%	**49.3%**	50.8%
	1.2%	**-1.1%**	**3.6%**	**62.1%**	**61.1%**	**53.3%**	**53.0%**
Southwest Region							
Dallas, TX	-0.4%	-4.8%	3.8%	**70.3%**	65.6%	**52.9%**	53.4%
Austin, TX	0.9%	-1.3%	2.7%	**58.6%**	58.0%	**48.6%**	54.3%
	-0.1%	**-3.9%**	**3.5%**	**67.8%**	**63.9%**	**51.9%**	**53.6%**
Other Markets	**2.2%**	**0.8%**	**3.7%**	**58.4%**	**58.2%**	**47.8%**	**51.8%**
Total Combined/Weighted Avg.	**-0.6%**	**-3.5%**	**2.3%**	**65.4%**	**63.8%**	**51.2%**	**51.9%**
3Q 2019 Combined Weighted Avg. Lease Rate Growth [4]	**3.5%**	**1.8%**	**5.3%**				
3Q 2020 Combined Percentage of Total Repriced Homes		**48.6%**	**51.4%**				

(1) 3Q19 and YTD19 amounts include the Acquired JV Same-Store Portfolio Communities (the 11 communities and 3,619 homes previously owned by UDR unconsolidated JVs) as if these communities were 100% owned by UDR during all periods presented.
(2) See Attachment 16 for definitions and other terms.
(3) 3Q20 Combined same-store home count: 43,877. YTD 2020 Combined same-store home count: 41,226.
(4) 3Q19 Combined same-store home count: 41,796. YTD 2019 Combined same-store home count: 41,578.



Attachment 9

UDR, Inc.
Development Summary
September 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Schedule Initial Occ.	Compl.	Percentage Leased	Percentage Occupied
Projects Under Construction												
Vitruvian West Phase 2	Addison, TX	366	147	$ 52,856	$ 64,000	$ 175	$ -	1Q19	2Q20	1Q21	35.8%	29.8%
Cirrus	Denver, CO	292	-	57,441	97,500	334	-	3Q19	4Q21	1Q22	-	-
5421 at Dublin Station	Dublin, CA	220	-	46,999	117,000	532	-	4Q19	4Q21	2Q22	-	-
440 Penn Street	Washington, DC	300	-	40,527	145,000	483	-	3Q20	1Q23	2Q23	-	-
Total Under Construction		**1,178**	**147**	**$ 197,823**	**$ 423,500**	**$ 360**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	$ -	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed, Non-Stabilized		**-**	**-**	**$ -**	**$ -**	**$ -**	**$ -**					
Total - Wholly Owned		**1,178**	**147**	**$ 197,823**	**$ 423,500**	**$ 360**	**$ -**					

NOI From Wholly-Owned Projects	3Q 20		UDR's Capitalized Interest	3Q 20
Projects Under Construction	$ (4)			$ 1,301
Completed, Non-Stabilized	-			
Total	**$ (4)**			

Projected Stabilized Yield on Development Projects Over Respective Market Cap Rates: **150-200 bps**

(1) See Attachment 16 for definitions and other terms.



Attachment 10

UDR, Inc.
Redevelopment Summary
September 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule			Percentage	
								Start	Compl.	Same-Store Quarter	Leased	Occupied
Projects in Redevelopment												
10 Hanover Square	New York, NY	493	256	250	$ 11,747	$ 15,000	$ 30	1Q19	1Q21	2Q22	84.6%	78.7%
Garrison Square	Boston, MA	159	159	73	9,078	14,250	90	1Q19	2Q21	3Q22	84.9%	84.9%
Total		**652**	**415**	**323**	**$ 20,825**	**$ 29,250**	**$ 45**					

UDR's Capitalized Interest

3Q 20
$ 31

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.



Attachment 11

UDR, Inc.
Land Summary
September 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis	Status Update [2]		
				Pursuing Entitlements	Design Development	Hold for Future Development
Wholly-Owned						
Vitruvian Park®	Addison, TX	100%	$ 59,530	Complete	In Process	In Process
Village at Valley Forge	King of Prussia, PA	100%	17,499	Complete	In Process	
Total			**$ 77,029**			

UDR's Capitalized Interest

3Q 20
$ 502

(1) See Attachment 16 for definitions and other terms.

(2) <u>Pursuing Entitlements</u>: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

<u>Design Development</u>: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

<u>Hold for Future Development</u>: Entitled and/or unentitled land sites that the Company holds for future development.



Attachment 12(A)

UDR, Inc.
Unconsolidated Joint Venture Summary
September 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

| | | | | | Physical Occupancy | Total Rev. per Occ. Home | Net Operating Income | | |
| | | | | | | | UDR's Share | | Total |
Portfolio Characteristics	Property Type	Own. Interest	# of Comm.	# of Homes	3Q 20	3Q 20	3Q 20	YTD 20	YTD 20 [2]
UDR / MetLife									
Operating communities	Various	50%	13	2,837	89.5%	$ 3,810	$ 8,980	$ 30,880	$ 61,428
UDR / West Coast Development JV									
Operating communities	Mid-rise	47%	1	293	94.3%	2,416	499	1,594	3,384
Total			**14**	**3,130**	**90.0%**	**$ 3,682**	**$ 9,479**	**$ 32,474**	**$ 64,812**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [3]	Total Project Debt [3]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife					
Operating communities	$ 1,695,365	$ 944,099	$ 266,588	3.65%	2022-2028
UDR / West Coast Development JV					
Operating communities	129,360	54,583	34,283	1.67%	2021
Total	**$ 1,824,725**	**$ 998,682**	**$ 300,871**	**3.54%**	

| | Joint Venture Same-Store Communities [4] | 3Q 20 vs. 3Q 19 Growth | | | | 3Q 20 vs. 2Q 20 Growth | | |
Joint Venture Same-Store Growth		Revenue	Expense	NOI		Revenue	Expense	NOI
UDR / MetLife	13	-11.8%	6.5%	-20.6%		-6.4%	10.2%	-14.7%
Total	13	-11.8%	6.5%	-20.6%		-6.4%	10.2%	-14.7%

| | Joint Venture Same-Store Communities [4] | YTD 20 vs. YTD 19 Growth | | |
Joint Venture Same-Store Growth		Revenue	Expense	NOI
UDR / MetLife	12	-4.3%	3.1%	-7.7%
Total	12	-4.3%	3.1%	-7.7%

(1) See Attachment 16 for definitions and other terms.
(2) Represents NOI at 100% for the period ended September 30, 2020.
(3) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs. The gross book value of real estate assets for the UDR / West Coast Development JV represents the going-in valuation.
(4) Joint Venture Same-Store growth is presented at UDR's ownership interest.



Attachment 12(B)

UDR, Inc.
Developer Capital Program [2]
September 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

Developer Capital Program

Community	Location	# of Homes	UDR Investment Commitment [3]	Balance [3]	Return Rate	Years to Maturity	Income from Investment 3Q 2020	Upside Participation	Investment Type
Preferred Equity and Mezzanine Loans									
The Portals	Washington, DC	373	$ 38,559	$ 52,355	11.0%	0.7	$ 1,448	-	Mezzanine Loan
1532 Harrison	San Francisco, CA	136	24,645	33,162	11.0%	1.7	875	-	Preferred Equity
Junction	Santa Monica, CA	66	8,800	11,353	12.0%	1.8	337	-	Preferred Equity
1200 Broadway	Nashville, TN	313	55,558	67,940	8.0%	2.0	1,347	Variable	Preferred Equity
1300 Fairmount	Philadelphia, PA	471	51,393	58,286	8.5%	2.8	1,230	Variable	Preferred Equity
Essex	Orlando, FL	330	12,886	16,253	12.5%	2.9	501	-	Preferred Equity
Modera Lake Merritt	Oakland, CA	173	27,250	30,238	9.0%	3.5	675	Variable	Preferred Equity
Thousand Oaks	Thousand Oaks, CA	142	20,059	13,693	9.0%	4.3	240	Variable	Preferred Equity
Vernon Boulevard	Queens, NY	534	40,000	41,002	13.0%	4.8	990	Variable	Preferred Equity
Total - Preferred Equity and Mezzanine Loans		**2,538**	**$ 279,150**	**$ 324,282**	**10.0%**	**2.7**	**$ 7,643**		
Secured Loans									
Alameda Point Block 11 [4]	Alameda, CA	220	$ 20,000	$ 24,869	8.0%	1.6	$ 171	-	Secured Loan
Brio [5]	Bellevue, WA	259	115,000	119,900	4.8%	2.1	1,420	Purchase Option	Secured Loan
Total - Secured Loans		**479**	**$ 135,000**	**$ 144,769**	**5.3%**	**2.0**	**$ 1,591**		
Total - Developer Capital Program		**3,017**	**$ 414,150**	**$ 469,051**	**8.6%**	**2.5**	**$ 9,234**		

Total Developer Capital Program - UDR Initial Investment Cost/Investment Balance, Including Accrued Return as of quarter-end	$	473,172

(1) See Attachment 16 for definitions and other terms.

(2) UDR's investments noted above are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.

(3) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.

(4) In March 2018, UDR made a $20.0 million secured loan to a third-party developer to acquire a parcel of land upon which the developer planned to construct a 220 apartment home community. The loan is secured by the land parcel and related assets, and, as of the end of the quarter, was reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP. The developer defaulted on the loan in September 2020. As a result of the default, UDR expects to take title to the property pursuant to a deed in lieu of foreclosure.

(5) In November 2019, UDR made a $115.0 million secured loan to a third-party developer to finance a 259 apartment home community that was completed in 2020. UDR also entered into a purchase option agreement at the time the loan was funded which gave UDR the option to acquire the community at a fixed price, which is currently projected to occur in 2021. The option was exercised in August 2020. The loan is secured by the community and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
September 30, 2020
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program							
Feb-20	Thousand Oaks	Thousand Oaks, CA	N/A	N/A	$ 20,059	9.0%	142
Jul-20	Vernon Boulevard	Queens, NY	N/A	N/A	40,000	13.0%	534
					$ 60,059	11.7%	676

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jan-20	The Slade at Channelside	Tampa, FL	0%	100%	$ 85,200	$ -	294	$ 290
Jan-20	The Arbory	Hillsboro, OR	49%	100%	53,900	-	276	195
					$ 139,100	$ -	570	$ 244
Acquisitions - Wholly-Owned Land								
Aug-20	Village at Valley Forge	King of Prussia, PA	0%	100%	$ 16,188	$ -	-	$ -
					$ 16,188	$ -	-	$ -

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [2]	Debt [2]	# of Homes	Price per Home
Dispositions - Wholly-Owned								
May-20	Waterscape [3]	Kirkland, WA	100%	0%	$ 92,900	$ -	196	$ 474
May-20	Borgata Apartment Homes [4]	Bellevue, WA	100%	0%	49,700	-	71	700
					$ 142,600	$ -	267	$ 534

(1) See Attachment 16 for definitions and other terms.
(2) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(3) UDR recorded a gain on sale of approximately $31.7 million during the nine months ended September 30, 2020, which is included in gain/(loss) on sale of real estate owned.
(4) UDR recorded a gain on sale of approximately $29.6 million during the nine months ended September 30, 2020, which is included in gain/(loss) on sale of real estate owned.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
September 30, 2020
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended September 30, 2020	Cost per Home	Capex as a % of NOI	Nine Months Ended September 30, 2020	Cost per Home	Capex as a % of NOI
Average number of homes [3]		47,331			47,437		
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$ 7,101	$ 150		$ 15,238	$ 321	
Building exteriors	5 - 20	4,294	91		10,884	229	
Landscaping and grounds	10	1,700	36		3,356	71	
Total asset preservation		13,095	277		29,478	621	
Turnover related	5	4,302	91		9,632	203	
Total Recurring Cap Ex		**17,397**	**368**	**9%**	**39,110**	**824**	**6%**
NOI Enhancing Cap Ex	5 - 20	**8,803**	**186**		**25,105**	**529**	
Total Recurring and NOI Enhancing Cap Ex		**$ 26,200**	**$ 554**		**$ 64,215**	**$ 1,354**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended September 30, 2020	Cost per Home	Nine Months Ended September 30, 2020	Cost per Home
Average number of homes [3]	47,331		47,437	
Contract services	**$ 7,371**	**$ 156**	**$ 21,266**	**$ 448**
Turnover related expenses	**4,648**	**98**	**11,394**	**240**
Other Repair and Maintenance				
Building interiors	3,211	68	7,212	152
Building exteriors	588	12	1,561	33
Landscaping and grounds	182	4	1,042	22
Total Repair and Maintenance	**$ 16,000**	**$ 338**	**$ 42,475**	**$ 895**

(1) See Attachment 16 for definitions and other terms.
(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.
(3) Average number of homes is calculated based on the number of homes outstanding at the end of each month.



Attachment 15

UDR, Inc.
4Q 2020 Guidance and Full-Year 2020 Projected Sources and Uses
September 30, 2020
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	4Q 2020
Income/(loss) per weighted average common share, diluted	$0.17 to $0.19
FFO per common share and unit, diluted	$0.47 to $0.49
FFO as Adjusted per common share and unit, diluted	$0.48 to $0.50
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.43 to $0.45

Combined Same-Store Guidance	4Q 2020
Combined Revenue growth (Cash basis)	(5.00%) to (6.00%)
Combined Revenue growth (Straight-line basis)	(4.00%) to (5.00%)
Combined Expense growth	3.25% to 4.25%
Combined NOI growth (Cash basis)	(8.50%) to (10.00%)
Combined NOI growth (Straight-line basis)	(7.50%) to (9.00%)

Sources of Funds ($ in millions)	YTD 2020	Remaining 2020	Full-Year 2020
AFFO less Dividends	$116	$22 to $28	$138 to $144
Debt Issuances	$760	$0	$760
Sales Proceeds	$143	$145	$288
Equity Issuance (Forward ATM settlement) [2]	$0	$102	$102

Uses of Funds ($ in millions)	YTD 2020	Remaining 2020	Full-Year 2020
Debt maturities, principal amortization, and prepayment costs [3]	$516	$2	$518
Development spending and land acquisitions	$121	$29 to $59	$150 to $180
Redevelopment and other non-recurring	$27	$18 to $28	$45 to $55
Operations Platform	$17	$3 to $13	$20 to $30
Developer Capital Program, net	$59	$1 to $6	$60 to $65
Acquisitions	$139	$111 to $161	$250 to $300
Equity Buybacks	$20	$0	$20
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$25	$10 to $15	$35 to $40

Dividends	YTD 2020	Remaining 2020	Full-Year 2020
Dividends declared per share and unit	$1.08	$0.36	$1.44 [4]

(1) See Attachment 16 for definitions and other terms.
(2) The Company entered into forward sales agreements under its ATM program for a total of 2.1 million shares of common stock at a weighted average initial forward price per share of $49.56. The initial forward price per share to be received by the Company upon settlement will be determined on the applicable settlement date based on adjustments made to the initial forward price to reflect the then-current federal funds rate and the amount of dividends paid to holders of UDR common stock over the term of the forward sales agreements. The final dates by which shares sold under the forward sales agreements must be settled range between February 12, 2021 and March 3, 2021.
(3) Excludes short-term maturities related to the Company's unsecured commercial paper program. Includes the prepayment of secured debt due in 2023, the tender and purchase of unsecured debt due in 2024 and the corresponding make-whole / prepayment costs.
(4) Annualized for 2020.



Attachment 16(A)

UDR, Inc.
Definitions and Reconciliations
September 30, 2020
(Unaudited)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Acquired JV Same-Store Portfolio Communities: Represents the Acquired JV Same-Store Portfolio Communities as if these communities were 100% owned by UDR since January 1, 2019. These communities were Stabilized for five full consecutive quarters and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition. Because these communities became wholly owned by UDR in 2019 (the 11 communities and 3,619 homes were previously owned by UDR unconsolidated JVs), they are not included in the UDR Same-Store Communities. See UDR Same-Store Communities for more information regarding inclusion. These communities have been identified in certain tables to provide Combined Same-Store results as if these communities were 100% owned by UDR in prior periods. These 11 communities will be eligible to join the UDR Same-Store Communities on January 1, 2021.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Combined Same-Store Revenue with Concessions on a Cash Basis: Combined Same-Store Revenue with Concessions on a Cash Basis is considered by the Company to be a supplemental measure to rental income on a straight-line basis which allows investors to evaluate the impact of both current and historical concessions and to more readily enable comparisons to revenue as reported by its peer REITs. In addition, Combined Same-Store Revenue with Concessions on a Cash Basis allows an investor to understand the historical trends in cash concessions.

A reconciliation between Combined Same-Store Revenue with Concessions on a Cash Basis to Combined Same-Store Revenue on a straight-line basis (inclusive of the impact to Combined Same-Store NOI) is provided below:

	3Q 20	3Q 19	3Q 20	2Q 20	YTD 20	YTD 19
Revenue (Cash basis)	$ 270,093	$ 286,929	$ 270,093	$ 277,938	$ 770,897	$ 784,226
Concessions granted/amortized, net	7,746	339	7,746	670	7,203	(348)
Revenue (Straight-line basis)	$ 277,839	$ 287,268	$ 277,839	$ 278,608	$ 778,100	$ 783,878
% change - Combined Same-Store Revenue with Concessions on a Cash Basis:	-5.9%		-2.8%		-1.7%	
% change - Combined Same-Store Revenue on a straight-line basis:	-3.3%		-0.3%		-0.7%	
% change - Combined Same-Store NOI with Combined Same-Store Revenue with Concessions on a Cash Basis:	-10.0%		-6.5%		-3.6%	
% change - Combined Same-Store NOI with Combined Same-Store Revenue on a straight-line basis:	-6.4%		-2.9%		-2.3%	

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.



Attachment 16(B)

UDR, Inc.
Definitions and Reconciliations
September 30, 2020
(Unaudited)

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and will enable investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective Blended Lease Rate Growth: The Company defines Effective Blended Lease Rate Growth as the combined proportional growth as a result of Effective New Lease Rate Growth and Effective Renewal Lease Rate Growth. Management considers Effective Blended Lease Rate Growth a useful metric for investors as it assesses combined proportional market-level, new and in-place demand trends.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	3Q 2020		YTD 2020	
Income/(loss) from unconsolidated entities	$	2,940	$	14,328
Management fee		546		1,730
Interest expense		4,575		14,192
Depreciation		8,738		26,299
General and administrative		58		187
West Coast Development JV Preferred Return		(58)		(201)
Developer Capital Program (excludes Alameda Point Block 11 and Brio)		(7,643)		(19,980)
Other (income)/expense		110		255
Unrealized (gain)/loss on unconsolidated technology investments		213		(4,336)
Total Joint Venture NOI at UDR's Ownership Interest	$	9,479	$	32,474

Leasing Traffic: The Company defines Leasing Traffic as average daily leads to lease a home for the period indicated.



Attachment 16(C)

UDR, Inc.
Definitions and Reconciliations
September 30, 2020
(Unaudited)

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense, which is calculated as 2.875% of property revenue, and land rent. Property management expense covers costs directly related to consolidated property operations, inclusive of corporate management, regional supervision, accounting and other costs.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income/(loss) attributable to UDR, Inc. to NOI is provided below.

In thousands	3Q 2020	2Q 2020	1Q 2020	4Q 2019	3Q 2019
Net income/(loss) attributable to UDR, Inc.	$ (25,258)	$ 57,771	$ 5,221	$ 97,959	$ 27,204
Property management	8,879	8,797	9,203	8,703	8,309
Other operating expenses	5,543	6,100	4,966	2,800	2,751
Real estate depreciation and amortization	151,949	155,056	155,476	143,464	127,391
Interest expense	62,268	38,597	39,317	60,435	42,523
Casualty-related charges/(recoveries), net	-	102	1,251	1,316	(1,088)
General and administrative	11,958	10,971	14,978	14,531	12,197
Tax provision/(benefit), net	187	1,526	164	2	1,499
(Income)/loss from unconsolidated entities	(2,940)	(8,021)	(3,367)	(118,486)	(12,713)
Interest income and other (income)/expense, net	(2,183)	(2,421)	(2,700)	(2,406)	(1,875)
Joint venture management and other fees	(1,199)	(1,274)	(1,388)	(2,073)	(6,386)
Other depreciation and amortization	3,887	2,027	2,025	1,713	1,619
(Gain)/loss on sale of real estate owned	-	(61,303)	-	-	-
Net income/(loss) attributable to noncontrolling interests	(1,959)	4,325	319	7,278	2,218
Total consolidated NOI	**$ 211,132**	**$ 212,253**	**$ 225,465**	**$ 215,236**	**$ 203,649**

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Other Markets: The Company defines Other Markets as the accumulation of individual markets where it operates less than 1,000 Combined Same-Store homes. Management considers Other Markets a useful metric as the operating results for the individual markets are not representative of the fundamentals for those markets as a whole.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Combined Same-Store Communities: QTD Combined Same-Store Communities represent the QTD UDR Same-Store Communities and the Acquired JV Same-Store Portfolio Communities as a single portfolio, as if the Acquired JV Same-Store Portfolio Communities were 100% owned by UDR during all periods presented.

QTD UDR Same-Store Communities: The Company defines QTD UDR Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Stabilization Period for Development Yield: The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
September 30, 2020
(Unaudited)

Stabilized Yield on Developments: The Company calculates expected stabilized yields on development as follows: projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Developments as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

Visits: The Company defines Visits as the summation of tours taken by current and prospective residents, whether in-person (where allowed) or by virtual means, for the period indicated.

YTD Combined Same-Store Communities: YTD Combined Same-Store Communities represent the YTD UDR Same-Store Communities and the Acquired JV Same-Store Portfolio Communities as a single portfolio, as if the Acquired JV Same-Store Portfolio Communities were 100% owned by UDR during all periods presented.

YTD UDR Same-Store Communities: The Company defines YTD UDR Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and were not held for disposition.



Attachment 16(E)

UDR, Inc.
Definitions and Reconciliations
September 30, 2020
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for fourth quarter of 2020 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	4Q 2020	
	Low	High
Forecasted net income per diluted share	$ 0.17	$ 0.19
Conversion from GAAP share count	(0.01)	(0.01)
Net gain on the sale of depreciable real estate owned	(0.18)	(0.18)
Depreciation	0.48	0.48
Noncontrolling interests	0.01	0.01
Preferred dividends	-	-
Forecasted FFO per diluted share and unit	**$ 0.47**	**$ 0.49**
Legal and other costs	0.01	0.01
Severance costs and other restructuring expense	-	-
Casualty-related charges/(recoveries)	-	-
Forecasted FFO as Adjusted per diluted share and unit	**$ 0.48**	**$ 0.50**
Recurring capital expenditures	(0.05)	(0.05)
Forecasted AFFO per diluted share and unit	**$ 0.43**	**$ 0.45**